Exhibit 99.1

Tims China Announces First Quarter 2026 Financial Results

35.9 Million Registered Loyalty Club Members at Quarter-End,

Representing 42.9% Year-over-Year Growth

SHANGHAI and NEW YORK, June 9, 2026 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the parent company of the exclusive master franchisees of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the first quarter 2026.

FIRST QUARTER 2026 HIGHLIGHTS

●	Total revenues of RMB256.7 million (USD37.2 million), representing a 14.6% decrease from the same quarter of 2025.

●	System sales[1] of RMB322.9 million (USD46.8 million), representing a 14.2% decrease from the same quarter of 2025.

●	Net new store closures totaled 21 (a net closure of 5 made-to-order (“MTO”) stores and a net closure of 16 non-MTO stores, of which 7 were Tims Express stores).

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB3.7 million (USD0.5 million), compared to RMB17.2 million in the same quarter of 2025.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 1.8%, compared to 6.7% in the same quarter of 2025.

●	Registered loyalty club members totaled 35.9 million members as of March 31, 2026, representing a 42.9% year-over-year growth.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, stated, “In the first quarter, we continued our strategic adjustment to prune underperforming stores, and we expect to complete this process and resume net new store openings starting from the second quarter of 2026. Our sub-franchise businesses maintained steady contribution to cash flows and profitability. Other revenues increased by 7.7% year-over-year, and profits from other revenues achieved a year-over-year growth of 14.0% in Q1 2026. Our registered loyalty club membership exceeded 35.9 million as of March 31, 2026, representing 42.9% year-over-year growth and serving both as a solid foundation for growth and a testament to our customers’ support for and embrace of Tim China’s loyalty program.”

1	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
2	Company owned and operated store contribution, is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization.
3	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
4	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a loss of RMB17.9 million (USD2.6 million) for the three months ended March 31, 2026, compared to a loss of RMB11.2 million in the same quarter of 2025.

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We are pleased to enter into a definitive agreement with THRI for the issuance of up to US$55.0 million additional senior secured convertible notes, which underscores the strong commitment of our brand owner and founding shareholder. The proposed financing transaction provides pivotal capital to fund further expansion of our store network nationwide and to fortify our balance sheet.”

FIRST QUARTER 2026 FINANCIAL RESULTS

Total revenues were RMB256.7 million (USD37.2 million) for the three months ended March 31, 2026, representing a decrease of 14.6% from RMB300.7 million in the same quarter of 2025. Total revenues comprise:

●	Revenues from Company owned and operated stores were RMB207.2 million (USD30.0 million) for the three months ended March 31, 2026, representing a decrease of 18.7% from RMB254.8 million in the same quarter of 2025. The decrease was primarily attributable to closures of certain underperforming stores as the number of company owned and operated stores decreased from 569 as of March 31, 2025 to 541 as of March 31, 2026, and a 12.4% decline in same-store sales growth for company owned and operated stores in the first quarter of 2026. The decrease was also attributable to a 7.5% year-over-year decrease in average ticket size, and an 11.2% decrease in the number of orders from 8.9 million in the first quarter of 2025 to 7.9 million in the same quarter of 2026.

●	Other revenues were RMB49.5 million (USD7.2 million) for the three months ended March 31, 2026, representing an increase of 7.7% from RMB46.0 million in the same quarter of 2025. The increase was primarily due to the expansion of our franchise business as the number of our franchised stores increased from 455 as of March 31, 2025 to 485 as of March 31, 2026.

Company owned and operated store costs and expenses were RMB218.0 million (USD31.6 million) for the three months ended March 31, 2026, representing a decrease of 15.2% from RMB257.2 million in the same quarter of 2025. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB58.9 million (USD8.5 million) for the three months ended March 31, 2026, representing a decrease of 23.9% from RMB77.5 million in the same quarter of 2025, which was in line with the revenue trend. As we continued to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 2.0 percentage points from 30.4% in the first quarter of 2025 to 28.4% in the same quarter of 2026.

●	Rental and property management fees were RMB47.2 million (USD6.8 million) for the three months ended March 31, 2026, representing a decrease of 16.2% from RMB56.3 million in the same quarter of 2025, which was in line with the revenue trend as the number of our company-owned and operated stores decreased from 569 as of March 31, 2025 to 541 as of March 31, 2026. Rental and property management fees as a percentage of revenues from company owned and operated stores increased by 0.7 percentage points from 22.1% in the first quarter of 2025 to 22.8% in the same quarter of 2026.

●	Payroll and employee benefits expenses were RMB44.8 million (USD6.5 million) for the three months ended March 31, 2026, representing a decrease of 10.4% from RMB50.0 million in the same quarter of 2025, which was in line with the revenue trend. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores increased by 2.0 percentage points from 19.6% in the first quarter of 2025 to 21.6% in the same quarter of 2026.

●	Delivery costs were RMB27.3 million (USD4.0 million) for the three months ended March 31, 2026, representing an increase of 1.0% from RMB27.0 million in the same quarter of 2025, which was in line with the 8.9% increase in delivery orders from 4.5 million in the first quarter of 2025 to 4.9 million in the same quarter of 2026, partially offset by a reduction in average delivery costs per order. Delivery costs as a percentage of revenues from company owned and operated stores increased by 2.6 percentage points to 13.2% in the first quarter of 2026, compared to 10.6% in the same quarter of 2025, which was primarily due to delivery revenue as a percentage of revenues from company owned and operated stores increased from 53.1% in Q1 2025 to 65.1% in Q1 2026.

●	Other operating expenses were RMB18.2 million (USD2.6 million) for the three months ended March 31, 2026, representing an increase of 0.9% from RMB18.0 million in the same quarter of 2025. Other operating expenses as a percentage of revenues from company owned and operated stores increased by 1.7 percentage points to 8.8% in the first quarter of 2026, compared to 7.1% in the same quarter of 2025.

●	Store depreciation and amortization expenses were RMB21.6 million (USD3.1 million) for the three months ended March 31, 2026, representing a decrease of 23.9% from RMB28.4 million in the same quarter of 2025, which was primarily due to impairment on property and equipment in relation to company owned and operated store closures and the reduced capital expenditures per store as a result of our initiatives to improve store unit economics. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 0.7 percentage points to 10.4% in the first quarter of 2026, compared to 11.1% in the same quarter of 2025.

Costs of other revenues were RMB33.0 million (USD4.8 million) for the three months ended March 31, 2026, representing an increase of 4.8% from RMB31.5 million in the same quarter of 2025, which was in line with the revenue trend. Costs of other revenues as a percentage of other revenues decreased by 1.9 percentage points from 68.6% in the first quarter of 2025 to 66.7% in the same quarter of 2026 due to higher margin we generated from retail business during the first quarter of 2026.

Marketing expenses were RMB9.8 million (USD1.4 million) for the three months ended March 31, 2026, representing a decrease of 43.7% from RMB17.4 million in the same quarter of 2025, driven by our cost optimization measures. Accordingly, marketing expenses as a percentage of total revenues decreased by 2.0 percentage points from 5.8% in the first quarter of 2025 to 3.8% in the same quarter of 2026.

General and administrative expenses were RMB48.0 million (USD7.0 million) for the three months ended March 31, 2026, representing a decrease of 7.3% from RMB51.8 million in the same quarter of 2025, which was primarily due to a RMB1.3 million (USD0.2 million) decrease in credit loss of account receivables, and a RMB1.5 million (USD0.2 million) decrease in professional and other service fees. As a result of the foregoing, adjusted general and administrative expenses, which excludes: (i) share-based compensation expenses of RMB1.5 million (USD0.2 million), and (ii) impairment losses of rental deposits of RMB3.1 million (USD0.4 million), were RMB43.4 million (USD6.3 million), representing a decrease of 7.9% from RMB47.2 million in the same quarter of 2025. Adjusted general and administrative expenses as a percentage of total revenues increased by 1.2 percentage points from 15.7% in the first quarter of 2025 to 16.9% in the same quarter of 2026. For more information on the Company’s non-GAAP financial measures, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB13.5 million (USD2.0 million) for the three months ended March 31, 2026, representing a decrease of 2.6% from RMB13.9 million in the same quarter of 2025, which was in line with the revenue trend. Franchise and royalty expenses as a percentage of total revenues increased by 0.7 percentage points, from 4.6% in the first quarter of 2025 to 5.3% in the same quarter of 2026, as a result of higher royalty rate applicable.

Impairment losses of long-lived assets were RMB5.9 million (USD0.9 million) for the three months ended March 31, 2026, compared to RMB11.6 million in the same quarter of 2025, which was primarily due to a decrease in the number of planned closures of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB72.3 million (USD10.5 million) for the three months ended March 31, 2026, compared to RMB85.3 million in the same quarter of 2025.

Adjusted Corporate EBITDA was a loss of RMB30.1 million (USD4.4 million) for the three months ended March 31, 2026, compared to a loss of RMB29.3 million in the same quarter of 2025. Adjusted Corporate EBITDA margin was negative 11.8% in the first quarter of 2026, compared to negative 9.8% in the same quarter of 2025.

Changes in fair value of convertible notes were a loss of RMB32.6 million (USD4.7 million) for the three months ended March 31, 2026, compared to a gain of RMB29.5 million in the same quarter of 2025.

Net loss was RMB109.3 million (USD15.8 million) for the three months ended March 31, 2026, compared to RMB58.9 million for the same quarter of 2025. Adjusted net loss, which excludes: (i) share-based compensation expenses of RMB1.5 million (USD0.2 million); (ii) impairment losses of long-lived assets of RMB5.9 million (USD0.9 million), (iii) impairment losses of rental deposits of RMB3.1 million (USD0.5 million), (iv) loss on deposal of property and equipment of RMB0.6 million (USD0.1 million), and (v) loss from changes in fair value of convertible notes of RMB32.6 million (USD4.7 million), was RMB65.6 million (USD9.5 million) for the three months ended March 31, 2026, compared to RMB69.4 million for the same quarter of 2025. Adjusted net loss margin was negative 25.6% in the first quarter of 2026, compared to negative 23.0% in the same quarter of 2025.

Basic and diluted loss per ordinary share was RMB3.38 (USD0.49) in the first quarter of 2026, compared to RMB1.78 in the same quarter of 2025. Adjusted basic and diluted net loss per ordinary share was RMB2.04 (USD0.30) in the first quarter of 2026, compared to RMB2.10 in the same quarter of 2025.

Liquidity

As of March 31, 2026, the Company’s total cash and cash equivalents, restricted cash and time deposits were RMB111.4 million (USD16.2 million), compared to RMB129.7 million as of December 31, 2025. The change was primarily attributable to cash disbursements on business operations, partially offset by the draw-down of additional bank borrowings.

KEY OPERATING DATA

Tims only	For the three months ended or as of
(Exclude the discontinued business)	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Mar 31, 2026
Total stores	1,024	1,015	1,030	1,047	1,026
Company owned and operated stores	569	566	551	562	541
Franchised stores	455	449	479	485	485
Made to order (MTO) stores	652	692	730	770	765
Non-MTO stores	372	323	300	277	261
Same-store sales growth for system-wide stores	-7.8%	-4.8%	1.3%	-2.4%	-13.2%
Same-store sales growth for company owned and operated stores	-6.5%	-3.6%	3.3%	-1.4%	-12.4%
Registered loyalty club members (in thousands)	25,150	26,192	27,900	31,021	35,930
Company owned and operated store contribution (Renminbi in thousands)	17,154	27,176	21,786	9,164	3,730
Company owned and operated store contribution margin	6.7%	9.6%	7.7%	3.7%	1.8%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store closures. The number of stores permanently closed during the period minus the gross number of new stores opened during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, professional fees related to financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA. Calculated as operating loss excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, impairment losses of rental deposits, and changes in fair value of convertible notes.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, professional fees related to financing programs, and impairment losses of rental deposits; (iv) adjusted corporate EBITDA as operating loss excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, and impairment losses of rental deposits; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, impairment losses of rental deposits, and changes in fair value of convertible notes; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to USD1.00, the exchange rate in effect on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, June 9, 2026, at 8:00 am Eastern Time (on Tuesday, June 9, 2026, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register-conf.media-server.com/register/BI87efb84978714709b23f062bc05715df

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/h28sz2td

The webcast features a ’Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau.

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

IMPORTANT NOTICE REGARDING THE TIM HORTONS® BRAND

The TIM HORTONS® brand and related trademarks is used by Tims China pursuant to a franchise agreement with Tim Hortons Restaurants International GmbH and its affiliates (collectively, the “Identified Persons”). The Identified Persons are entities entirely separate and distinct from Tims China and its subsidiaries (the “Group”). No Identified Persons exercises any control over the business, operations, finances or management of the Group, and no Identified Person is responsible for any obligations or liabilities of the Group.

INVESTOR AND MEDIA CONTACTS

Investor Relations

IR@timschina.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	121,795	104,792	15,192
Restricted Cash	7,916	6,615	959
Amount due from related parties	195	195	28
Accounts receivable, net	17,692	15,387	2,231
Inventories	36,793	33,272	4,823
Prepaid expenses and other current assets	142,235	124,398	18,034
Total current assets	326,626	284,659	41,267

Non-current assets:
Property and equipment, net	332,070	308,650	44,745
Intangible assets, net	81,014	76,676	11,116
Operating lease right-of-use assets	348,916	289,635	41,988
Other non-current assets	88,051	97,760	14,172
Total non-current assets	850,051	772,721	112,021
Total assets	1,176,677	1,057,380	153,288

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	395,088	413,263	59,911
Accounts payable	199,152	188,173	27,279
Contract liabilities	37,197	33,189	4,811
Amount due to related parties	17,414	32,697	4,740
Operating lease liabilities	180,806	173,721	25,184
Other current liabilities	172,605	166,205	24,095
Total current liabilities	1,002,262	1,007,248	146,020

Non-current liabilities:
Convertible notes, at fair value	1,152,723	1,167,303	169,223
Contract liabilities	10,133	9,437	1,368
Operating lease liabilities	240,282	192,048	27,841
Other non-current liabilities	7,712	7,181	1,042
Total non-current liabilities	1,410,850	1,375,969	199,474
Total liabilities	2,413,112	2,383,217	345,494

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,821,605	1,823,408	264,339
Accumulated losses	(3,102,994)	(3,212,890)	(465,771)
Accumulated other comprehensive income	38,393	56,463	8,185
Treasury shares	-	-	-
Total deficit attributable to shareholders of the Company	(1,242,986)	(1,333,009)	(193,246)
Non-controlling interests	6,551	7,172	1,040
Total shareholders’ deficit	(1,236,435)	(1,325,837)	(192,206)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,176,677	1,057,380	153,288

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Revenues:
Company owned and operated stores	254,759	207,216	30,040
Other revenues	45,983	49,525	7,180
Total revenues	300,742	256,741	37,220

Costs and expenses, net:
Company owned and operated stores
Food and packaging	77,472	58,932	8,543
Rental and property management fee	56,295	47,199	6,842
Payroll and employee benefits	50,020	44,818	6,497
Delivery costs	27,041	27,323	3,962
Other operating expenses	18,018	18,180	2,636
Store depreciation and amortization	28,358	21,586	3,129
Company owned and operated store costs and expenses	257,204	218,038	31,609

Costs of other revenues	31,526	33,048	4,791
Marketing expenses	17,429	9,809	1,422
General and administrative expenses	51,810	48,044	6,966
Franchise and royalty expenses	13,896	13,535	1,962
Other operating costs and expenses	1,115	559	81
Loss on disposal of property and equipment	2,733	612	89
Impairment losses of long-lived assets	11,618	5,887	853
Other income	1,286	516	75
Total costs and expenses, net	386,045	329,016	47,698

Operating loss	(85,303)	(72,275)	(10,478)

Interest income	100	400	58
Interest expenses	(3,576)	(3,954)	(573)
Foreign currency transaction gain/(loss)	380	(844)	(123)
Changes in fair value of convertible notes	29,458	(32,602)	(4,726)

Loss before income taxes	(58,941)	(109,275)	(15,842)
Income tax expenses	-	-	-
Net loss	(58,941)	(109,275)	(15,842)

Less: Net (loss)/income attributable to non-controlling interests	(920)	621	90
Net loss attributable to shareholders of the Company	(58,021)	(109,896)	(15,932)
Basic and diluted loss per Ordinary Share	(1.78)	(3.38)	(0.49)

Net loss	(58,941)	(109,275)	(15,842)

Other comprehensive income/(loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	430	-	-
Foreign currency translation adjustment, net of nil income taxes	817	18,070	2,620

Total comprehensive loss	(57,694)	(91,205)	(13,222)

Less: Comprehensive (loss)/income attributable to non-controlling interests	(920)	621	90
Comprehensive loss attributable to shareholders of the Company	(56,774)	(91,826)	(13,312)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net cash used in operating activities	(219)	(23,544)	(3,413)
Net cash used in investing activities	(16,658)	(11,472)	(1,663)
Net cash provided by financing activities	44,213	18,421	2,670
Effect of foreign currency exchange rate changes on cash	(137)	(1,709)	(247)
Net increase/(decrease) in cash	27,199	(18,304)	(2,653)
Cash and cash equivalents and restricted cash, at beginning of the period	184,237	129,711	18,804
Cash and cash equivalents and restricted cash, at end of the period	211,436	111,407	16,151

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended March 31,
	2025		2026
	RMB	% of Revenues - company owned and operated stores	RMB	US$	% of Revenues - company owned and operated stores
Revenues - company owned and operated stores	254,759	100.0	207,216	30,040	100.0
Food and packaging costs - company owned and operated stores	(77,472)	(30.4)	(58,932)	(8,543)	(28.4)
Rental expenses - company owned and operated stores	(56,295)	(22.1)	(47,199)	(6,842)	(22.8)
Payroll and employee benefits - company owned and operated stores	(50,020)	(19.6)	(44,818)	(6,497)	(21.6)
Delivery costs - company owned and operated stores	(27,041)	(10.6)	(27,323)	(3,962)	(13.2)
Other operating expenses - company owned and operated stores	(18,018)	(7.1)	(18,180)	(2,636)	(8.8)
Store depreciation and amortization	(28,358)	(11.1)	(21,586)	(3,129)	(10.4)
Franchise and royalty expenses - company owned and operated stores	(8,759)	(3.5)	(7,034)	(1,020)	(3.4)
Fully-burdened gross (loss) profit - company owned and operated stores	(11,204)	(4.4)	(17,856)	(2,589)	(8.6)
Store depreciation and amortization	28,358	11.1	21,586	3,129	10.4

Company owned and operated store contribution	17,154	6.7	3,730	540	1.8
Company owned and operated store contribution margin	6.7%	6.7%	1.8%	1.8%	1.8%

B. Adjusted general and administrative expenses

	For the three months ended March 31,
	2025		2026
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
General and administrative expenses	(51,810)	(17.3)	(48,044)	(6,966)	(18.7)
Adjusted for:
Share-based compensation expenses	1,076	0.4	1,516	220	0.6
Professional fees related to financing programs	1,007	0.3	-	-	0.0
Impairment losses of rental deposits	2,561	0.9	3,093	448	1.2
Adjusted General and administrative expenses	(47,166)	(15.7)	(43,435)	(6,298)	(16.9)

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended March 31,
	2025		2026
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Operating loss	(85,303)	(28.5)	(72,275)	(10,478)	(28.2)
Adjusted for:
Depreciation and amortization	37,013	12.3	31,042	4,500	12.1
Share-based compensation expensesv	1,076	0.4	1,516	220	0.6
Impairment losses of rental deposits	2,561	0.9	3,093	448	1.2
Professional fees related to financing programs	1,007	0.3	-	-	0.0
Impairment losses of long-lived assets	11,618	3.9	5,887	853	2.3
Loss on disposal of property and equipment	2,733	0.9	612	89	0.2
Adjusted Corporate EBITDA	(29,295)	(9.8)	(30,125)	(4,368)	(11.8)

D. Adjusted net loss and adjusted net loss margin

	For the three months ended March 31,
	2025		2026
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Net loss	(58,941)	(19.6)	(109,275)	(15,842)	(42.6)
Adjusted for:
Share-based compensation expenses	1,076	0.4	1,516	220	0.6
Professional fees related to financing programs	1,007	0.3	-	-	0.0
Impairment losses of long-lived assets	11,618	3.9	5,887	853	2.3
Impairment losses of rental deposits	2,561	0.9	3,093	448	1.2
Loss on disposal of property and equipment	2,733	0.9	612	89	0.2
Changes in fair value of convertible notes	(29,458)	(9.8)	32,602	4,726	12.7
Adjusted Net loss	(69,404)	(23.0)	(65,565)	(9,506)	(25.6)

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended March 31,
	2025		2026
	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share RMB	RMB	US$	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share USD
Net loss attributable to shareholders of the Company	(58,021)	(1.78)	(109,896)	(15,932)	(0.49)
Adjusted for:
Share-based compensation expenses	1,076	0.03	1,516	220	0.01
Professional fees related to financing programs	1,007	0.03	-	-	-
Impairment losses of long-lived assets	11,618	0.36	5,887	853	0.03
Impairment losses of rental deposits	2,561	0.08	3,093	448	0.01
Loss on disposal of property and equipment	2,733	0.08	612	89	0.00
Changes in fair value of convertible notes	(29,458)	(0.90)	32,602	4,726	0.14
Adjusted Net loss attributable to shareholders of the Company	(68,484)	(2.10)	(66,186)	(9,596)	(0.30)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,540,189	N/A	32,519,377	32,519,377	N/A
Adjusted basic and diluted net loss per Ordinary Share	(2.10)		(2.04)	(0.30)